

Mail Stop 4631

April 8, 2016

Via E-Mail
Mr. Anyuan Sun
Chairman and Chief Executive Officer
Hebron Technology Co., Ltd.
No. 587 15th Road, 3rd Av., Binhai Ind. Park
Economic & Technology Development Zone
Wenzhou, Zhejiang Province, People's Republic of China

> **Re: Hebron Technology Co., Ltd.**
> **Pre-effective Amendment 2 to Registration Statement on Form F-1**
> **Filed April 1, 2016**
> **File No. 333-208583**

Dear Mr. Sun:

We reviewed the filing and have the following comments.

Risk Factors, page 8

1. Given the material risk that your tax obligations will significantly exceed your corresponding recorded liabilities, please revise note 15 on page F-21 to quantify the range of reasonably possible loss in excess of the amount accrued. It is clear that a reasonable estimate can be made given that the relevant Xibolun transactions and corresponding tax rates are known, as are the customary interest and penalties generally applied by the taxing authorities in similar circumstances. Absent such disclosure, it is not possible for a reader to assess the magnitude of this risk and the corresponding impact on the solvency of the company. See ASC 10-50-21.

2. Please provide a complete description of the tax loss contingency in MD&A as required by Section 501.02 of the Financial Reporting Codification and Instruction 1 to Item 5 of Form 20-F. The analysis should separately address each component of your tax liability as disclosed in Note 11. A corresponding critical accounting policy disclosure should also analyze the historical accuracy of management's tax liability estimates and the magnitude of any adjustments that tax authorities have discussed in prior communications with the

company. Explain why $6.8 million has been classified as a current liability even though the company has only paid $1.8K of income taxes over the past 2 years. We may have further comment.

Foreign Exchange Risk, page 44

3. Please quantify the exchange rate changes that caused the foreign currency translation loss on page F-5 to increase from $56K to $928K.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Alfred P. Pavot, Jr., Staff Accountant, at, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-Mail
        Anthony W. Basch, Esq.
        Jingwen Luo, Esq.
        Kaufman & Canoles, P.C.
        2 James Center, 14th Floor
        1021 East Cary Street
        Richmond, VA 23219